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SEC FILE NUMBER
8-20746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curran (516) 465-5019
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Operations.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Stockholders' Equity.

☒ (f) Statement of Changes in Subordinated Liabilities

☒ Notes to Financial Statements.

☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).

☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).

☒ (l) An Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, John G. Dempsey, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



John G. Dempsey, Jr.
President

Subscribed to before me this
April 30, 2018



Notary Public

LAURIE J. NUNEZ
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2018

Financial Statements and Supplemental Schedules and
Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2017

DAVID LERNER ASSOCIATES, INC.

TABLE OF CONTENTS



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
David Lerner Associates, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in Stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit

also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2006.

New York, New York
April 30, 2018

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 8,918,090
Cash segregated under federal and other regulations	1,000,015
Cash deposited with clearing organizations	2,657,500
RECEIVABLES FROM	
Customers	4,878
Receivable from clearing broker	2,299,363
Related parties	7,113
Securities owned, at fair value	1,390,675
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,679,490	397,328
Other assets	2,513,219
Total Assets	$ 19,188,181
LIABILITIES AND STOCKHOLDERS' EQUITY	
PAYABLES TO	
Customers	$ 166
Payable to clearing broker	1,394,444
Commissions payable	1,602,131
Accounts payable and accrued expenses	5,538,706
RBC deferred consideration	2,975,000
Borrowing from Stockholder	1,900,000
Subordinated Borrowings fom Stockholder	15,000,000
Total Liabilities	28,410,447
STOCKHOLDERS' EQUITY	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings/accumulated deficit	(10,179,636)
Total Stockholders' Equity	(9,222,266)
Total Liabilities and Stockholders' Equity	$ 19,188,181

The accompanying notes are an integral part of these Financial Statements.

DAVID LERNER ASSOCIATES, INC.
Statement of Operations
Year ended December 31, 2017

REVENUES	
Commissions	$ 49,003,521
Principal transactions, net	556,992
Interest	156,157
Other	3,813,884
Total revenues	53,530,554
EXPENSES	
Sales commissions	23,685,287
Employee compensation and benefits	18,028,725
Data processing	2,792,875
Occupancy	2,753,746
Stationery, printing, and office supplies	2,207,038
Professional fees	1,961,240
Termination fee	1,691,965
Interest expense	1,330,132
Promotional	1,254,380
Litigation	949,974
Regulatory fees	531,117
Insurance	530,579
Clearance	524,260
Sales motivation	470,778
Other	367,756
Communication	353,115
Recruiting and training	199,545
Depreciation and amortiztion	169,319
Total expenses	59,801,831
Loss before income taxes	(6,271,277)
Income tax expense	10,377
Net loss	$ (6,281,654)

The accompanying notes are an integral part of these Financial Statements.

DAVID LERNER ASSOCIATES, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2017

	Common Stock Voting and Nonvoting No Par Value	Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2017	$ 5,000	$ 952,370	$ (3,897,982)	$ (2,940,612)
Net loss	-	-	(6,281,654)	(6,281,654)
Balance - December 31, 2017	$ 5,000	$ 952,370	$ (10,179,636)	$ (9,222,266)

The accompanying notes are an integral part of these Financial Statements.

DAVID LERNER ASSOCIATES, INC.

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2017

Beginning Balance, January 1, 2017	$ 13,000,000
Issuance to Stockholder	2,000,000
Ending Balance, December 31, 2017	$ 15,000,000

The accompanying notes are an integral part of these Financial Statements.

DAVID LERNER ASSOCIATES, INC.
Statement of Cash Flows
Year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (6,281,654)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	169,319
(Increase)/decrease in operating assets:	
Cash segregated under federal and other regulations	799,985
Cash Deposited with clearing organizations	802,500
Receivables from customers	1,769,524
Receivable from clearing broker	(2,187,077)
Receivables from related parties	(5,582)
Securities owned, at fair value	1,903,104
Other assets	68,314
(Decrease)/increase in operating liabilities:	
Payables to customers	(1,418,118)
Payable to clearing broker	1,127,841
Commissions payable	(2,284,385)
RBC deferred consideration	2,975,000
Accounts payable and accrued expenses	(388,714)
Net cash used in operating activities	(2,949,943)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(83,095)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Payments on short-term borrowings	(750,000)
Issuance of subordinated debt to stockholder	2,000,000
Borrowings from shareholder	(1,400,349)
Net cash used in financing activities	(150,349)
Net decrease in cash and cash equivalents	(3,183,387)
Cash and cash equivalents - beginning of year	12,101,478
Cash and cash equivalents - end of year	$ 8,918,091
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 1,350,947
Income taxes	10,377

The accompanying notes are an integral part of these Financial Statements.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

The Company commenced a fully disclosed clearing arrangement with RBC Correspondent Services ("RBC") effective November 17, 2017. As an inducement to sign this fifteen year contract the company received a one-time payment of $3,000,000. This payment is being recognized monthly over the length of the fifteen year contract as a reduction of clearance expense under ASC 705-20 "Accounting for Consideration Received from a Vendor". The Company incurred a $1,691,965. termination fee to Equity Trust Company to transfer the administration of IRA accounts to RBC Correspondent Services related to the ongoing conversion to a nonclearing broker-dealer . This charge is included as termination fee on the Statement of Operations. The receivable from clearing broker results primarily from commissions, fees and sales credits for customer securities transactions. The payable to clearing broker results primarily from the Company's securities owned and is collateralized by the securities owned. The receivable and payable has been presented gross on the Statement of Financial Condition.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with two major financial institutions in excess of federal deposit insurance levels. The Company has two cash accounts that are be swept overnight into a federal funds money market if the balance in each bank account exceeds $100,000. There is legal right of offset between the bank and money market fund accounts.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of Financial Instruments are recorded at fair value, and unrealized gains and losses are included in principal transactions revenue. Interest revenue and expense arising from financial instruments used in trading activities are reflected in the statement of operations as interest revenue or expense. Financial instruments as well as commission revenues and related expenses are recorded on a trade-date basis. Production-related compensation and benefits expense is recorded in the same period as the revenue to which it pertains. Proprietary transactions that settle regular way and unrealized gains and losses on non regular way transactions are recorded on the statement of financial condition on

a trade date basis. Non regular way proprietary transactions are recorded on the statement of Financial Condition on settlement date.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned. Any gains or losses resulting from these contracts are recognized in principal transactions on the Statement of Operations.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenues of $8,941,397 generated by the Company's sale and distribution of units of interests in an energy limited partnership, Energy 11, L.P., and Energy Resources 12 L.P. represents approximately 18% of total 2017 commission revenue. Energy 11, L.P. and Energy Resources 12 L.P. was formed to acquire and develop oil and gas properties located onshore in the United States.

The Company is the exclusive distributing broker-dealer for the shares of the Spirit of America Investment Fund family of mutual funds (the "Spirit Funds"), an affiliated entity. Included in commission revenues was approximately $13,920,000 from Spirit Funds which represents 28% of the Company's total commission revenues.

Promotional expenses are expensed as incurred.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2017, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax. No amount was accrued for as of December 31, 2017 related to interest and penalties. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2014.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, which is a new comprehensive revenue recognition standard on the financial reporting requirements for revenue from contracts entered into with customers. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016. The FASB subsequently deferred the effective date of the standard to December 16, 2018. The Company is still assessing the impact but does not believe it will have a material impact upon adoption to its results of operations or financial condition.

In February 2016, the FASB issued ASU 2016-02, *Leases: Amendments related to the FASB Accounting Standards Codification*, which will provide guidance whether a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than twelve

months. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the potential impact of the adoption of this guidance on its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), and a trust. Two affiliates (controlled by the Stockholder) borrow funds from the Company. These borrowings are typically repaid at the end of each month.

The Company has an expense sharing arrangement with Spirit of America Management Corp ("Spirit") and SRLA Inc. The Company allocated $874,145 and $128,364 to Spirit and SRLA respectively, related to compensation and other expenses pursuant to the expense sharing arrangement. At December 31, 2017 there was approximately $7,112 due from these affiliates.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2017 and automatically renews annually January 1, 2018. For the year ended December 31, 2017, rent paid by the Company to HSS Realty, LLC aggregated $600,000 and is included in Occupancy expense on the Statement of Operations.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2017 and automatically renews annually January 1, 2018. For the year ended December 31, 2018, rent paid by the Company to HSS II Realty, LLC aggregated $174,000 and is included in Occupancy expense on the Statement of Operations.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building and mortgage are in the name of DSD Realty, LLC. The lease terminates on June 30, 2018 and automatically renews annually July 1, 2018. For the year ended December 31, 2017, rent paid by the Company to DSD Realty, LLC aggregated $273,000 and is included in Occupancy expense on the Statement of Operations.

The Company also entered into a lease agreement on October 29, 2009, with MJJ Realty, LLC (an LLC owned by the Stockholder). The building is in the name of MJJ Realty, LLC. The lease terminates on October 31, 2018 and automatically renews annually November 1, 2018. For the year ended December 31, 2017, rent paid by the Company to DSD Realty, LLC aggregated $95,000 and is included in occupancy on the Statement of Operations.

On April 6, 2015 the Company entered into a subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 3, 2016 the Company entered into an additional subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 12, 2014 the Company entered into a subordinated borrowing with the stockholder. On August 29, 2016 the Company amended the borrowing to an equity subordinated borrowing with the Stockholder. This borrowing is available in computing the net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On December 28, 2017 the Company entered into an additional subordinated borrowing with the Stockholder and is available in computing the net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

The borrowings under the subordination agreements at December 31, 2017 are as follows:

Subordinated borrowing, 10 percent due April 6, 2018	$4,000,000
Subordinated borrowing, 6 percent due May 3, 2019	$4,000,000
Subordinated borrowing, 10 percent due May 29, 2019	$5,000,000
Subordinated borrowing, 10 percent due December 28, 2018	$2,000,000
Interest expense on these borrowings	$1,142,192

3. FAIR VALUE MEASUREMENTS

ASC Topic 820 (formerly FAS No.157), "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services used by the Company's clearing broker at December 31, 2017.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2017:

	Level 2
Securities owned, at fair value	
Mortgage-backed securities	$ 1,352,122
State and municipal obligations and other	38,553
Total securities owned, at fair value	$ 1,390,675

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2017, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 4,165,351
Data processing equipment	1,073,657
Leasehold improvements	1,578,950
Telephone equipment	201,150
Automobiles	57,710
Total	7,076,818
Less accumulated depreciation and amortization	(6,679,490)
Furniture, equipment, and leasehold improvements - net	$ 397,328

5. OTHER ASSETS

At December 31, 2017, other assets consist of the following:

Commissions receivable	$ 425,664
Deferred compensation asset	448,023
Prepaid expenses	829,755
Prepaid insurance	507,906
DTCC common shares	275,843
DTCC preferred shares	2,500
Employee advances	3,807
CNS and Fundserve Receivable	185
Other	19,535
Total other assets	$ 2,513,218

6. SHORT-TERM BANK LOANS

Due to the Company entering into a fully disclosed clearing agreement, the Company repaid this loan November 16, 2017 (see footnote 9).

7. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. The expense related to the Plan for the year ended December 31,

2017, aggregated approximately $196,000. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 3% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus awarded for the year ended December 31, 2017, which will be fully vested by the end of the fifth year, amounted to $944,078. The total expense of $758,621 has been recognized during the year ended December 31, 2017. The total unrecognized amount of $755,263 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2017, the liability to investment counselors under the Agreement aggregated $1,974,502 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

In 2017 the Company established a profit sharing plan for its employees. The total payout was based on 20% of the Company's pretax profits for the period January 1, 2017 through December 31, 2017. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2017 the accrual required under the plan was $0.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2017, the remaining liability under the Deferred Compensation plan was $448,023 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has a commitment to a former employee that provides annual payments of $75,000 for life subject to certain adjustments, the present value of which, as of December 31, 2017, is $919,425 and is recorded in accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several non-cancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon

real estate taxes, building maintenance and utility costs. For the year ended December 31, 2017, total rent expense aggregated to $1,804,000.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3). At December 31, 2017, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2018	$ 1,676,560
2019	476,394
2020	483,924
2021	146,135
Total	$ 2,783,013

The Company has been named as a defendant in several claims and/or lawsuits, including various arbitrations, arising primarily from its securities business. Management believes they have adequate reserves related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated.

Several of these actions relate to the sale of Puerto Rico bonds which include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. While the adverse effect from many of these arbitrations is not yet probable or cannot be reasonably estimated at this time, the Company believes that the potential range of exposure with respect to the sale of Puerto Rico bonds for claims estimated to range from $400,000-$450,000.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, currently informal, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties. For those matters for which an adverse outcome is probable, the Company has recorded reserves that it believes to be adequate. For other, newer matters for which an adverse outcome might eventually result, based on the preliminary nature of those matters, any potential loss is not reasonably estimable at this time.

9. LINES OF CREDIT

On August 2, 2017 the Company renewed a revolving loan agreement (the "credit agreement") whereby a lender agreed to lend to the Company, on a secured basis, up to $3,500,000. The loan is secured by the Company's owned securities and is guaranteed by a stockholder of the Company. The expiration date of

the credit agreement is August 1, 2018 and drawn borrowings bear interest at Libor plus 1.5%. As of December 31, 2017, the Company pledged $0 securities and borrowed $0 under the loan agreement.

On May 12, 2014, the Company received a loan commitment, as amended, of up to $10,000,000 from a stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to the Company having adequate liquidity to repay some or the entire loan amout. As of December 31, 2017, the Company borrowed $1,900,000 under the loan commitment.

10. LIQUIDITY

The Company has incurred net losses over several years resulting in negative net worth of $9,222,266 at December 31, 2017. The Company's principal shareholder has provided financing in the form of subordinated debt and a line of credit. The shareholder has also provided the Company with a letter of support to provide financing for operations and net capital as needed through March 1, 2019. Additionally, management has taken steps to attempt to reduce expenses by transitioning to fully disclosed securities clearing arrangement.

11. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," codified under ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Based on signing a fifteen year clearing agreement with RBC Correspondent Services, the Company received a one-time $3,000,000 vendor incentive payment. This agreement has a

termination provision which obligates the Company to pay RBC Correspondent Services $20,000 per month for any period remaining of the fifteen year term.

12. NET CAPITAL AND OTHER REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2017, the Company had net capital of $3,407,469 which was 39% of aggregate debit balances and $3,157,469 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2017, the Company had a reserve requirement under this regulation of $684,620. Pursuant to SEC regulations and Company specific FINRA requirements concerning excess net capital, the Company is not permitted to withdraw any capital to the extent its net capital is less than $26.3 million.

13. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders. The provision for income taxes for the year ended December 31, 2017 primarily relates to minimum taxes and other state taxes.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by client, the Company has the obligation of the nonperforming party under its clearing agreement. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations.

As of December 31, 2017, the Company sold short for future settlement contracts for pools of Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $1,219,294.

15. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and cash equivalents, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value. The Company does not believe it is practical to determine the fair value of borrowings from its shareholder.

16. SUBSEQUENT EVENTS

On April 10, 2018 the Company entered into an additional equity subordinated borrowing of $2,000,000 with the Stockholder. On December 28, 2017 the Company entered into a subordinated borrowing of $2,000,000 with the stockholder. On April 10, 2018 the Company amended the borrowing to an equity subordinated borrowing with the Stockholder. The borrowings are available in computing the net capital under the uniform net capital rule.

SUPPLEMENTARY INFORMATION

DAVID LERNER ASSOCIATES, INC.
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2017

COMPUTATION OF NET CAPITAL

Total Ownership Equity	$ (9,222,266)
Add subordinated liabilities	15,000,000
Total capital and allowable subordinations	$ 5,777,734
NONALLOWABLE ASSETS AND MISCELLANEOUS CAPITAL CHARGES	
Furniture, equipment and leasehold improvements - net	397,328
Commissions receivable	219,134
Prepaid Expenses	1,337,661
Other	317,463
Total nonallowable assets	$ 2,271,586
Other deductions and charges	0
Total deductions and charges	2,271,586
Net capital before haircuts on securities positions	$ 3,506,148
Haircuts on securities positions:	
U.S and Canadian government obligations	92,027
State and municipal government obligations	1,628
Corporate Obligations	5,022
Undue concentration	0
Total Haircuts	98,677
Net capital	$ 3,407,471
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 3,407,471
Minimum net capital required (greater of $250,000 or 2 percent of aggregate debit items)	250,000
Excess net capital	$ 3,157,471

DAVID LERNER ASSOCIATES, INC.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2017

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's FOCUS Report of December 31, 2017, filed on January 25, 2018. Therefore, no reconciliation of the computations is deemed necessary.

DAVID LERNER ASSOCIATES, INC.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2017

CREDIT BALANCES		
Free credit balances and other credit balances in customers' securities accounts	$	605,507
Customers' securities failed to receive		69
Market value of stock dividends, stock splits and similar distributions receivable over 30 calendar days		0
Market value of short securities and credits in all suspense accounts over 30 calendar days		79,078
Total credits	$	684,654
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts	$	860
Less: 3 percent of aggregate debit items		(26)
Total debits	$	834
RESERVE COMPUTATION		
Excess of total credits over total debits	$	683,820
Amount held on cash deposit in reserve bank account		1,000,015

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's FOCUS Report of December 31, 2017, filed on January 25, 2018.

DAVID LERNER ASSOCIATES, INC.
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2017

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
	A. Number of Items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of Items	None

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's FOCUS Report of December 31, 2017, filed on January 25, 2018



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
David Lerner Associates, Inc.

We have examined David Lerner Associates, Inc.'s (the "Company") statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) the Company's internal control over compliance was effective as of December 31, 2017; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, David Lerner Associates, Inc.'s statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

New York, New York
April 30, 2018


DAVID LERNER
ASSOCIATES, INC.
INVESTMENT SECURITIES

David Lerner Associates, Inc. Compliance Report

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the period from January 1, 2017 through December 31, 2017;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

David Lerner Associates, Inc.

I, John G. Dempsey, Jr., affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



John G. Dempsey, Jr.
President

April 30, 2018

Corporate Headquarters: 477 Jericho Turnpike, P.O. Box 9006, Syosset, NY 11791 • 1-800-367-3000 • 516-921-4200
www.davidlerner.com
Member FINRA & SIPC



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
David Lerner Associates, Inc.

We have examined David Lerner Associates, Inc.'s (the "Company") statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) the Company's internal control over compliance was effective as of December 31, 2017; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, David Lerner Associates, Inc.'s statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

New York, New York
April 30, 2018


DAVID LERNER
ASSOCIATES, INC.
INVESTMENT SECURITIES

David Lerner Associates, Inc. Compliance Report

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the period from January 1, 2017 through December 31, 2017;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

David Lerner Associates, Inc.

I, John G. Dempsey, Jr., affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



John G. Dempsey, Jr.
President

April 30, 2018

Corporate Headquarters: 477 Jericho Turnpike, P.O. Box 9006, Syosset, NY 11791 • 1-800-367-3000 • 516-921-4200
www.davidlerner.com
Member FINRA & SIPC